UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

NGM BIOPHARMACEUTICALS, INC.

(Name of Subject Company)

NGM BIOPHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

62921N 105

(CUSIP Number of Class of Securities)

David J. Woodhouse, Ph.D.

Chief Executive Officer

NGM Biopharmaceuticals, Inc.

333 Oyster Point Boulevard

South San Francisco, California 94080

(650) 243-5555

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Valerie Pierce Senior Vice President, General Counsel and Chief Compliance Officer NGM Biopharmaceuticals, Inc. 333 Oyster Point Boulevard South San Francisco, California 94080 (650) 243-5555	Keith Flaum Hogan Lovells US LLP 855 Main Street Suite 200 Redwood City, California 94063 (650) 463-4000	Richard Aftanas Hogan Lovells US LLP 390 Madison Avenue New York, New York 10017 (212) 918-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PURPOSE OF THE AMENDMENT

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends the Schedule 14D-9 previously filed by NGM Biopharmaceuticals, Inc., a Delaware corporation (“NGM Bio” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on March 8, 2024, with respect to the tender offer by Atlas Neon Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Atlas Neon Parent, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share of NGM Bio (other than the Rollover Shares (as defined in the Merger Agreement)), for $1.55 per share in cash (the “Offer Price”). The tender offer is being made subject to all terms and conditions set forth in the Offer to Purchase, dated March 8, 2024 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which together with the Offer to Purchase constitutes the “Offer”), which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by the Purchaser and Parent with the SEC on March 8, 2024.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment is being filed to disclose certain updates as reflected below.

SPECIAL FACTORS—PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

The section titled “Special Factors—Past Contacts, Transactions, Negotiations and Agreements” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.

By deleting the table and footnotes appearing on pages 7 and 8 under the heading “—Arrangements Between NGM Bio and its Executive Officers, Directors and Affiliates—Beneficial Ownership of Common Stock” and replacing such table and footnotes in their entirety with the following table and footnotes:

Name of Executive Officer or Director	“Number of Shares Beneficially Owned (#)	Percentage of Shares Beneficially Owned (%)
David J. Woodhouse, Ph.D. (1)	2,637,618	3.07%
Jean-Frédéric Viret, Ph.D. (2)	38	*
Hsiao D. Lieu, M.D. (3)	524,661	*
Valerie Pierce (4)	510,020	*
Shelly D. Guyer (5)	168,649	*
Carole Ho, M.D. (6)	142,161	*
Suzanne Sawochka Hooper (7)	213,452	*
Roger Perlmutter, M.D., Ph.D. (8)	125,411	*
William Rieflin (9)	3,293,145	3.92%
David V. Goeddel, Ph.D. (10)	22,152,045	26.50%

All Directors and Executive Officers as a Group	29,767,200	33.72%

TCG Stockholders (11)	22,211,045	26.57%

*	less than one percent.

(1)

Consists of (i) 23,993 Shares held directly by Dr. Woodhouse, (ii) 97,654 Shares held in trust for which Dr. Woodhouse serves as trustee and shares voting and investment control, and (iii) 2,515,971 Shares issuable pursuant to Company Stock Options issuable within 60 days of March 1, 2024. Dr. Woodhouse has committed to exchange 97,654 Shares for shares of Parent pursuant to the Stockholder Rollover Agreement.

(2)	Consists of 38 Shares held directly by Dr. Viret.

(3)	Consists of 19,349 Shares held directly by Dr. Lieu and 505,312 Shares issuable pursuant to Company Stock Options issuable within 60 days of March 1, 2024.
(4)	Consists of 23,458 Shares held directly by Ms. Pierce and 486,562 Shares issuable pursuant to Company Stock Options issuable within 60 days of March 1, 2024.
(5)	Consists of 168,649 Shares issuable pursuant to Company Stock Options issuable within 60 days of March 1, 2024.
(6)	Consists of 142,161 Shares issuable pursuant to Company Stock Options issuable within 60 days of March 1, 2024.
(7)	Consists of 7,000 Shares held directly by Ms. Hooper and 206,452 Shares issuable pursuant to Company Stock Options issuable within 60 days of March 1, 2024.

(8)	Consists of 125,411 Shares issuable pursuant to Company Stock Options issuable within 60 days of March 1, 2024.

(9)

Consists of (i) 2,774,340 Shares held directly by Mr. Rieflin and (ii) 518,805 Shares issuable pursuant to Company Stock Options issuable within 60 days of March 1, 2024). Mr. Rieflin has committed to exchange 2,774,340 Shares for shares of Parent pursuant to the Stockholder Rollover Agreement.

(10)

Consists of (i) 134,180 Shares held directly by Dr. Goeddel, (ii) 190,000 Shares held directly by the Alena Z. Goeddel Irrevocable Trust and the David V. Goeddel and Alena Z. Goeddel 2004 Trust for which Dr. Goeddel serves as co-trustee, (iii) 21,684,413 Shares held by certain of the TCG Stockholders for which Dr. Goeddel may be deemed to have voting and dispositive control over, (iv) 143,452 Shares subject to Company Stock Options that are vested or will vest within 60 days of March 1, 2024 held by Dr. Goeddel.

(11)

Consists of (i) 22,067,593 Shares held directly by the TCG Stockholders and (ii) 143,452 Shares issuable pursuant to Company Stock Options that are vested or will vest within 60 days of March 1, 2024 held by Dr. Goeddel.”

SPECIAL FACTORS—THE SOLICITATION OR RECOMMENDATION

The section titled “Special Factors—The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By adding the bold and underlined text to the below paragraph on page 16 under the heading “—Background of the Offer and the Merger”:

“On August 9, 2023, the Company Board held its regularly scheduled meeting, also attended by members of the Company’s senior management and a representative of Cooley. Among the topics discussed were whether the Company should explore strategic alternatives and, if so, whether it should engage a financial advisor to assist it with such an exploration. Senior management recommended, and the Board agreed, that the Company would work with a financial advisor to conduct a strategic review.”

2.	By adding the bold and underlined text to the below paragraph on page 17 under the heading “—Background of the Offer and the Merger”:

“On December 19, 2023, Mr. Svennilson contacted Dr. Woodhouse requesting an updated list of the Company’s current shareholders, and Dr. Woodhouse provided such a list, which was similar to a list that had been provided to Dr. Goeddel on November 22, 2023 in response to a request for the same by Dr. Goeddel and as routinely provided to all members of the Company Board in connection with regularly scheduled board meetings. Both the list provided on December 19 and the list provided on November 22 were primarily based on publicly available information and reflected NGM’s best understanding of the Company’s then-current shareholders.”

3.	By adding the bold and underlined text to the below paragraph on pages 18 and 19 under the heading “—Background of the Offer and the Merger”:

“On December 30, 2023, the Company Board held a meeting, also attended by members of the Company’s senior management and representatives of Cooley, to discuss the formation of a special committee consisting of independent and disinterested directors unaffiliated with TCG to direct a process to explore and evaluate the Company’s strategic alternatives and potential strategic transactions (the “Special Committee”). The representatives of Cooley reviewed with the Company Board fiduciary duty and process considerations with respect to such a strategic process, including the requirement that the members of the Special Committee be independent and disinterested, including free from any potential conflict of interest that might call into question their status as disinterested directors. On that basis, the Company Board considered who should be appointed to the Special Committee. After review and discussion, the Company Board determined that Dr. Goeddel, Mr. Rieflin and Dr. Perlmutter should not be appointed to the Special Committee because each had existing relationships with TCG, nor should they have access to confidential information concerning the Company’s strategic process or access to the deliberations or determinations of the Special Committee, and that Dr. Woodhouse should not be appointed to the Special Committee because of his position on the management team. The Company Board then reviewed whether directors Shelly D. Guyer, Carole Ho, M.D. or Suzanne Sawochka Hooper had any relationships with TCG that would pose a potential conflict of interest or call into question their status as independent and disinterested directors, and determined that each such director did not, and could therefore serve as a disinterested and independent member of the Special Committee. The Company Board then approved the formation of the Special Committee, with Ms. Guyer, Dr. Ho and Ms. Hooper appointed as its members, and delegated to the Special Committee full power and authority of the Company Board to, among other things, formulate, establish, oversee, control and direct a process for the evaluation and negotiation of strategic alternatives for the Company, including any transaction with TCG or remaining a standalone publicly-traded company, evaluate the advisability and fairness to the Company and its stockholders (other than any subset of stockholders that the Special Committee determined to be appropriate) of any strategic transaction, negotiate the terms and conditions of any strategic transaction, reject any proposed strategic transaction, adopt defenses to an unsolicited bid as it may deem appropriate, make a recommendation to the Company Board concerning approval and adoption of any strategic transaction, and engage legal, financial and other advisors as it deemed appropriate. The Company Board further resolved that it would not recommend any strategic transaction for approval by the Company’s stockholders, or otherwise approve such a transaction, without the prior favorable recommendation of the transaction by the Special Committee. The meeting then adjourned.”

4.	By adding the bold and underlined text to the below paragraph on page 25 under the heading “—Background of the Offer and the Merger”:

“Following the call with Paul, Weiss, the representative of Hogan Lovells reported the foregoing to the Special Committee. On the basis of what was communicated during the call, as well as the decisions of the Special Committee from its January 29 meeting about third party outreach, and subject to confirmation that TCG’s offer would, in fact, not include any “cash at close” condition, the representative from Hogan Lovells recommended Guggenheim Securities begin outreach to potential third parties about making an alternative offer. Shortly thereafter, a representative of Paul, Weiss confirmed via email to a representative of Hogan Lovells that there would be no “cash at close” condition in the merger agreement, and later also confirmed that TCG understood the Company’s cash position would be closer to $110 million at the end of March. In light of the above developments, the chair of the Special Committee instructed Hogan Lovells to convey to Paul, Weiss the Special Committee’s interest in working to negotiate the potential transaction, and to begin working with Paul, Weiss on drafting definitive documentation for a potential transaction. The Special Committee also instructed Guggenheim Securities to commence outreach to potential third parties to provide an alternative bid, but did not instruct Guggenheim Securities to contact the specific third party mentioned by Dr. Woodhouse to the Special Committee at its meeting of January 2, 2024. In the days that followed, representatives of Guggenheim Securities contacted three large pharmaceutical companies (“Strategic Party A,” “Strategic Party B” and “Strategic Party C,” respectively) and one mid-size pharmaceutical company (“Strategic Party D”) and delivered the messages that the Special Committee had instructed.”

5.	By adding the bold and underlined text to the below paragraphs on pages 25 and 26 under the heading “—Background of the Offer and the Merger”:

“On February 3, 2024, representatives of Paul, Weiss delivered an initial draft of the Merger Agreement to representatives of Hogan Lovells. The Merger Agreement provided for the expected “two step” cash tender offer structure and provided that certain stockholders of the Company (the “Rollover Stockholders”) would enter into a separate rollover agreement with TCG by which they would agree to exchange their shares in the Company for shares in a buyer entity to be established to accomplish the merger. The draft Merger Agreement also contemplated that the buyer could use the Company’s cash to pay for the shares acquired in the tender offer and merger. The draft included customary “no shop” and board recommendation covenants, subject to fiduciary exceptions, and provided that the Company could terminate the Merger Agreement to accept an unsolicited “superior proposal,” in which case it would be obligated to pay a termination fee initially proposed to be an amount equal to 3.5% of the Company’s equity value. It also included the requirement that the tender offer be accepted by a majority of the unaffiliated stockholders of the Company. The initial draft of the Merger Agreement contained bracketed provisions relating to the treatment of equity awards in the transaction, with a note indicating that the treatment of equity awards was to be discussed further. Finally, the Merger Agreement contemplated that certain creditworthy affiliates of TCG would provide a limited guaranty (the “Limited Guaranty”) guaranteeing certain obligations of Parent under the Merger Agreement.

On February 7, 2024, each of Strategic Party B and Strategic Party C notified representatives of Guggenheim Securities that it was not interested in pursuing an acquisition of the Company. In addition, Dr. Woodhouse spoke with Dr. Goeddel and discussed the possible treatment of equity awards in the transaction.”

6.	By adding the bold and underlined text to the below paragraph on page 26 under the heading “—Background of the Offer and the Merger:

“Later on February 8, 2024, NGM Bio entered into a confidentiality agreement with Strategic Party D which included customary terms, including a standstill provision that would expire 12 months after execution and which, by its terms, was terminated and ceased to remain effective upon the announcement of NGM Bio’s entry into the Merger Agreement with Parent and Purchaser. The following day, February 9, 2024, Strategic Party D held a due diligence meeting by teleconference with the Company’s management team to discuss, among other things, the Company’s PSC product and other product candidates as well as the Company’s financial condition. On February 10, 2024, Strategic Party D notified representatives of Guggenheim Securities that it was not interested in pursuing an acquisition of the Company given the remaining uncertainty of the Company’s programs.”

7.	By adding the bold and underlined text to and deleting the strikethrough text in the below paragraph on page 27 under the heading “—Background of the Offer and the Merger”:

“On February 15, 2024, representatives of Hogan Lovells provided an initial draft of the Company Disclosure Letter to Paul, Weiss. Also on February 15, 2024, representatives of Paul, Weiss delivered an initial draft of the Limited Guaranty to representatives of Hogan Lovells, and on February 16, 2024, representatives of Paul, Weiss delivered a revised draft of the Merger Agreement to representatives of Hogan Lovells, which provided for, among other things, a termination fee payable to TCG upon the Company’s acceptance of a superior proposal equal to 1.5% of total equity value. The revised draft also reflected that existing equity awards would be accelerated and paid in cash (except that Company Stock Options that have a per Share exercise price that is equal to or greater than the Offer Price would be cancelled for no consideration). On February 19, 2024, representatives of Hogan Lovells provided a revised draft of the Merger Agreement to Paul, Weiss, which provided for, among other things, an acceptance of the 1.5% termination fee previously proposed. On February 20, 2024, representatives of Paul, Weiss informed representatives of Hogan Lovells that TCG would prefer that all unvested Company Stock Options (including each unvested In-the-Money-Option) would be cancelled for no consideration, to be replaced with new equity awards in Parent that would be priced at the Offer Price and issued on the same terms as the Company Stock Options with respect to ownership percentage and vesting schedules. On February 21, 2024, representatives of Paul, Weiss delivered a revised draft of the Merger Agreement to representatives of Hogan Lovells, which, with respect to existing equity awards, reflected the same position as its February 16, 2024 draft, but included a footnote stating that the equity treatment was being discussed and remains under review. Between February ~~20~~21, 2024 and February 24, 2024, representatives of Paul, Weiss and representatives of Hogan Lovells further negotiated the terms of the Merger Agreement and related agreements, including the Limited Guaranty and the treatment of equity awards. In the February 24, 2024 draft of the Merger Agreement delivered by representatives of Paul, Weiss to representatives of Hogan Lovells, Paul, Weiss accepted that existing equity awards would be accelerated and paid in cash (except that Company Stock Options that have a per share exercise price that is equal to or greater than the Offer Price would be cancelled for no consideration).”

8.	By adding the bold and underlined text to the below paragraph on page 28 under the heading “— Background of the Offer and the Merger”:

“On February 25, 2024, the Special Committee held a meeting, also attended by members of the Company’s senior management and representatives of Hogan Lovells and Guggenheim Securities, to discuss and review the Merger Agreement (copies of the final form of which had been distributed to the members of the Special Committee prior to the meeting) and to consider recommending to the Company Board approval of the Offer, the Merger and the other transactions contemplated by the Merger Agreement. The representatives of Hogan Lovells reviewed certain legal matters with the Special Committee, including the terms of the definitive agreements. Next, representatives of Guggenheim Securities reviewed its financial analysis of the cash consideration proposed to be paid to the Company’s stockholders pursuant to the terms of the Merger Agreement. At the request of the Special Committee, Guggenheim Securities then rendered its oral opinion, which was confirmed by delivery of a written opinion dated February 25, 2024, that, as of such date and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken by Guggenheim Securities in preparing its opinion, the Offer Price and the Merger Consideration (as defined in Guggenheim Securities’ opinion) proposed to be paid to the holders of shares (other than as specified in Guggenheim Securities’ opinion) was fair, from a financial point of view, to such holders. See “— Opinion of Guggenheim Securities, LLC” Following additional discussion, including discussion of the factors summarized in “— Reasons for the Recommendation; Fairness of the Offer and the Merger,” the members of the Special Committee unanimously determined that the terms of the Merger Agreement and the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Offer Price, are advisable, fair to, and in the best interests of, the Company’s stockholders (other than the Parent Stockholders) and recommended that the Company Board determine that the terms of the Merger Agreement and the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Offer Price, are advisable, fair to, and in the best interests of, the Company and its stockholders (other than the Parent Stockholders), duly authorize and approve the execution, delivery and performance by the Company of the Merger Agreement and the transactions contemplated thereby, approve, adopt and declare advisable, fair to and in the best interests of the Company and its stockholders (other than the Parent Stockholders) the Merger Agreement and the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Offer Price and recommend that the stockholders of the Company (other than the Parent Stockholders) accept the Offer and tender their shares of Company Common Stock in the Offer. At no point prior to the Special Committee’s determination were there any discussions between the Special Committee or the Company’s senior executives, on the one hand, and TCG, on the other, regarding post-transaction employment or benefits for any executive officer.”

9.

By deleting the table titled “Summary of Free Cash Flow” appearing on page 35 under the heading “— Certain Financial Projections” and replacing such table in its entirety with the following text and tables:

“Summary of Probability-Adjusted Free Cash Flow

($ in millions)	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Operating Profit (Loss)	($125)	($133)	($154)	($157)	($130)	($106)	($13)	$102	$264	$424	$499
Income Taxes (1)	—	—	—	—	—	—	—	($26)	($66)	($106)	($125)
Depreciation & Amortization	$2	$2	$2	$2	$1	$1	$1	$1	$1	$1	$1
Capital Expenditure	($2)	($2)	($2)	($2)	($1)	($1)	($1)	($1)	($1)	($1)	($1)
Change in Net Working Capital	—	—	—	—	—	($8)	($17)	($23)	($30)	($25)	($17)
Free Cash Flow	($125)	($133)	($154)	($157)	($130)	($113)	($30)	$54	$167	$292	$358

	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E
Operating Profit (Loss)	$536	$546	$556	$566	$576	$586	$371	$224	$187	$177
Income Taxes (1)	($134)	($137)	($139)	($141)	($144)	($147)	($93)	($56)	($47)	($44)
Depreciation & Amortization	$1	$1	$1	$1	$1	$1	$1	$1	$1	$1
Capital Expenditure	($1)	($1)	($1)	($1)	($1)	($1)	($1)	($1)	($1)	($1)
Change in Net Working Capital	($9)	($2)	($2)	($2)	($2)	($2)	$50	$37	$9	$2
Free Cash Flow	$393	$407	$415	$422	$430	$437	$329	$205	$149	$135

(1)

Effective tax rate of 25% per Company management. “Free Cash Flow” refers to the Company’s after-tax unlevered operating profit plus depreciation and amortization minus capital expenditures and minus changes in net working capital. The present value of tax savings from the Company’s estimated usage of net operating losses is calculated separately and the result was included in the determination of estimated implied equity value for purposes of Guggenheim Securities’ discounted cash flow analysis.”

10.

By adding the bold and underlined text to and deleting the strikethrough text in the below paragraph on page 41 under the heading “— Opinion of Guggenheim Securities, LLC— Summary of Financial Analyses— Company Financial Analysis”:

“In performing its discounted cash flow analysis with respect to the Company:

•	Guggenheim Securities based its financing-adjusted and probability-adjusted discounted cash flow analysis of the Company on the Company-Provided Information.

•

Guggenheim Securities used a discount rate range of 15.50% – 17.75% based on its estimate of the Company’s weighted average cost of capital (which was estimated based on Guggenheim Securities’ (i) investment banking and capital markets judgment and experience in valuing companies similar to the Company and (ii) application of the capital asset pricing model, which requires certain (a) general inputs such as the prospective U.S. equity risk premium (as to which Guggenheim Securities utilized a reference range of 5.50% to 6.50%) and the corresponding risk-free rate (as to which Guggenheim Securities utilized a rate of 4.51%, which was based on the interpolated spot-market yield on the 20-year U.S. Treasury bond as of February 23, 2024) and (b) company-specific inputs such as the Company’s forward-looking equity beta reference range (as to which Guggenheim Securities utilized an implied reference range of unlevered equity betas of 1.100 to 1.300), the Company’s assumed forward-looking capital structure (which Guggenheim Securities assumed to be 100% equity) and the applicable size/liquidity premium for the Company (as to which the Guggenheim Securities utilized a size/liquidity premium of 4.90%)) and mid-year discounting convention to discount the Company-Provided Financial Projections to a valuation date of December 31, 2023.

•

In estimating the Company’s terminal/continuing value for purposes of its discounted cash flow analysis, Guggenheim Securities used a perpetual growth rate of negative 3% applied to the Company’s terminal year normalized after-tax free cash flow and added net cash of approximately $144 million (as provided and approved for Guggenheim Securities’ use by the Company’s senior management as of December 31, 2023).

•

Guggenheim Securities took into account the impact of $710 million in cumulative equity financings raised throughout the projection period, including a $75 million equity financing in 2024 raised at a net issue price of $1.28 per share (~~after an~~ assuming~~ed~~ a 15% issue discount and 6% underwriting spread applied to the Company’s 30 calendar-day VWAP as of February 23, 2024 of $1.60), as per guidance of the Company’s senior management, and the present value of the “leakage” associated with raising $125 million of equity in each of 2025, 2026, 2028 and 2029 and $135 million of equity in 2027~~the remaining $635 million of equity from 2025 through 2029,~~ (with the “leakage” including an assumed 15% issue discount and 6% underwriting spread), as per guidance of the Company’s senior management~~as set forth in the Company-Provided Financial Projections~~.

•

As instructed by the Company, Guggenheim Securities divided the result of the foregoing calculations by the number of fully-diluted outstanding shares (determined using the treasury stock method and taking into account outstanding in-the-money stock options and restricted stock units) as of February 22, 2024, as set forth in the Company-Provided Information, taking into account the dilution associated with assumed equity raises. Based on the Company-Provided Information, Guggenheim Securities calculated the number of fully-diluted outstanding shares to be 85,345,142 at the low end of the reference range and 88,141,043 at high end of the reference range.”

11.

By adding the bold and underlined text to the below paragraph on page 42 under the heading “—Opinion of Guggenheim Securities, LLC—Summary of Financial Analyses—Other Financial Reviews Solely for Informational Reference Purposes”:

“Premia Paid in Select Recent Biotech Minority Squeeze Out Transactions. Guggenheim Securities reviewed, based on publicly available information, the implied premia paid in connection with select precedent minority squeeze out merger and acquisition transactions for the past three years involving companies in the biopharmaceutical sector that Guggenheim Securities deemed relevant in its professional judgment for purposes of this review, which included all of the biotech minority squeeze out transactions identified as closing during such period. For each of the select transactions Guggenheim Securities calculated the implied one-day unaffected premium paid in the transaction as summarized in the table below:”

12.

By deleting the table titled “Premia Paid in Select Recent Biotech Minority Squeeze Out Transactions” appearing on page 42 under the heading ““—Opinion of Guggenheim Securities, LLC—Summary of Financial Analyses—Other Financial Reviews Solely for Informational Reference Purposes” and replacing such table in its entirety with the following text and table:

“Premia Paid in Select Recent Biotech Minority Squeeze Out Transactions

Target	Acquiror	Transaction Announce Date	Transaction Close Date	Total Transaction Equity Value ($m)	Pre-Deal Acquiror Ownership	1-Day Unaffected Premium
Freeline Therapeutics	Syncona	11/22/2023	02/20/2024	$28	58%	51	% (1)
Liminal BioSciences	Structured Alpha	07/12/2023	09/26/2023	$28	64%	135	% (1)
Myovant Sciences	Sumitovant Biopharma	10/23/2022	03/10/2023	$2,908	52%	50	% (1)
Stealth BioTherapeutics	Morningside Venture (I) Investments	08/01/2022	11/16/2022	$28	72%	34	% (1)
Entasis Therapeutics	Innoviva	05/23/2022	07/11/2022	$113	60%	50	% (1)
Urovant Sciences	Sumitovant Biopharma	11/12/2020	03/29/2021	$584	72%	105%
Eidos Therapeutics	BridgeBio Pharma	10/05/2020	01/26/2021	$2,934	63%	41%
Cellular Biomedicine Group	Investor Consortium	08/12/2020	02/19/2021	$411	52%	12	% (1)
Statistical Summary
75th Percentile						65%
Median						50%
25th Percentile						39%

(1) 1-day unaffected date for the first and final proposal both equal to the day before the public announcement of the first proposal.”

13.

By adding the bold and underlined text to the below paragraph on page 42 under the heading “—Opinion of Guggenheim Securities, LLC—Summary of Financial Analyses—Other Financial Reviews Solely for Informational Reference Purposes”:

“Guggenheim Securities noted, based on Guggenheim Securities’ investment banking and capital markets judgment and experience in valuing companies similar to the Company, that the 25th to 75th percentiles of the premia ranged from 39% to 65% and applied this reference range to the Company’s $0.86 per share closing price on December 29, 2023, the last trading day prior to the Company’s disclosure of receipt from TCG of a non-binding expression of interest, to calculate a reference range of $1.20 – $1.41 per share.”

14.

By adding the bold and underlined text to the below paragraph on pages 42 and 43 under the heading “—Opinion of Guggenheim Securities, LLC—Summary of Financial Analyses—Other Financial Reviews Solely for Informational Reference Purposes”:

“Premia Paid in Select Recent Biotech M&A Transactions. Guggenheim Securities reviewed, based on publicly available information, the implied premia paid in connection with selected precedent all-cash merger and acquisition transactions for the past five years involving clinical-stage through commercial-stage U.S. listed public companies in the biopharmaceutical sector and having a transaction equity value between $100 million and $500 million that Guggenheim Securities deemed relevant in its professional judgment for purposes of this review, including taking into account the development stage of the target company, the transaction equity value and the transaction announcement date. For each of the select transactions Guggenheim Securities calculated the implied one-day unaffected premium paid in the transaction as summarized in the table below:”

15.

By adding the bold and underlined text to the below paragraph on page 43 under the heading “—Opinion of Guggenheim Securities, LLC—Summary of Financial Analyses—Other Financial Reviews Solely for Informational Reference Purposes”:

“Guggenheim Securities noted, based on Guggenheim Securities’ investment banking and capital markets judgment and experience in valuing companies similar to the Company, that the 25th to 75th percentiles of the premia ranged from 47% to 87% and applied this reference range to the Company’s $0.86 per share closing price on December 29, 2023, the last trading day prior to the Company’s disclosure of receipt from TCG of a non-binding expression of interest, to calculate a reference range of $1.26 – $1.61 per share.”

16.	By adding the bold and underlined text to the below paragraph on page 45 under the heading “—Intent to Tender”:

“To NGM Bio’s knowledge, after making reasonable inquiry, all of NGM Bio’s executive officers, directors, and affiliates currently intend to tender, or cause to be tendered, all Shares held of record or beneficially owned by such person or entity pursuant to the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority), although there are no agreements requiring such persons to do so, and other than Dr. Woodhouse, Mr. Rieflin and Dr. Goeddel, each of whom is a party to the Stockholder Rollover Agreement and, as a result, Dr. Woodhouse, Mr. Rieflin and Dr. Goeddel have agreed not to tender their Rollover Shares for purchase pursuant to the tender offer. NGM Bio expects that each of NGM Bio’s executive officers and directors that own Shares and that are not subject to the Stockholder Rollover Agreement will receive cash for such Shares in the tender offer or the Merger. For additional information on the Share ownership of NGM Bio’s executive officers and directors, see the section above entitled “Special Factors—Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between NGM Bio and its Executive Officers, Directors and Affiliates—Beneficial Ownership of Common Stock.”

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

The section titled “Item 6—Interest in Securities of the Subject Company” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By adding the bold and underlined text to the below paragraph appearing on page 58:

“On March 26, 2024, each of Valerie Pierce and Jean-Frédéric Viret purchased 3,000 Shares through the Company’s employee stock purchase plan (collectively, the “ESPP Purchases”).

Other than the scheduled vesting of Company Stock Options and Company RSUs, the acceleration of vesting of all Company Stock Options and Company RSUs at the Effective Time, the ESPP Purchases and issuances by NGM Bio of Shares upon the exercise of vested Company Stock Options, and the grant of Company Stock Options in the ordinary course, no transactions with respect to the Shares have been effected by NGM Bio or, to the knowledge of NGM Bio after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: March 29, 2024

NGM Biopharmaceuticals, Inc.

By:	/s/ Valerie Pierce
Name:	Valerie Pierce
Title:	General Counsel, Chief Compliance Officer and Secretary